Exhibit 99.1

Annual Information Form

5	Corporate Structure
	5	The Corporation
5	Intercorporate Relationships
	5	Organizational Structure of the Corporation
6	General Development of the Business
	6	Three-Year History
9	Description of the Business of Precision
	9	General
	9	Contract Drilling Services Segment
	12	Completion and Production Services Segment
	14	Supplemental Operational Information
16	Record of Cash Payments
16	Description of Capital Structure
	16	Description of Common Shares
	17	Description of Preferred Shares
	17	Material Debt
22	Market For Securities
22	Directors and Executive Officers
	22	Board of Directors

26	Cease Trade Orders, Bankruptcies, Penalties
or Sanctions
27	Audit Committee Information
28	Legal Proceedings and Regulatory Actions
28	Interest of Management and Others in
Material Transactions
29	Transfer Agent and Registrar
29	Material Contracts
29	Interests of Experts
29	Evaluation of Disclosure Controls and
Procedures
29	Internal Control Over Financial Reporting
30	Management’s Discussion and Analysis of
Financial Condition and Results of Operations
30	Additional Information
30	Risk Factors
40	Cautionary Statement Regarding Forward-
Looking Information and Statements
42	Appendix 1 Audit Committee Charter

CORPORATE STRUCTURE

The Corporation

Precision Drilling Corporation (“Precision” or the “Corporation”) was formed by amalgamation under the Business Corporations Act (Alberta). Effective June 1, 2010, pursuant to a statutory plan of arrangement (the “Arrangement”), Precision converted from an income trust, known as Precision Drilling Trust (the “Trust”), to a corporate entity. Holders of trust units of the Trust and exchangeable limited partnership units of Precision Drilling Limited Partnership received one common share of the Corporation (a “Common Share”) for each such unit held. The Common Shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol “PD” and on the New York Stock Exchange (“NYSE”) under the trading symbol “PDS”. For a further description of the Arrangement, see “Three-Year History – 2010 – The Arrangement”.

The head and registered office of the Corporation is located at 800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, telephone (403) 716-4500, facsimile (403) 264-0251, email info@precisiondrilling.com and website www.precisiondrilling.com.

Unless the context otherwise requires, all references in this Annual Information Form to “Precision” or to the “Corporation” for periods after the effective date of the Arrangement refer to Precision Drilling Corporation and, where the context requires, includes Precision Drilling Corporation and all of its consolidated subsidiaries and any partnership of which Precision and/ or its subsidiaries are the partners and for periods prior to the effective date of the Arrangement refer to the Trust and, where the context requires, includes the Trust and all of its consolidated subsidiaries and any partnerships of which the Trust and/or its subsidiaries were the partners prior to the completion of the Arrangement.

Unless otherwise stated, all references in this Annual Information Form to sums of money are expressed in Canadian Dollars.

INTERCORPORATE RELATIONSHIPS

Organizational Structure of the Corporation

The following diagram sets forth the organizational structure of the Corporation and its material subsidiaries as of the date hereof:

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The following table sets forth the name, the percentage of voting securities owned, directly or indirectly, by the Corporation and the jurisdiction of incorporation, continuance or formation of the Corporation’s material subsidiaries as of December 31, 2011. For simplification, this table omits wholly-owned subsidiaries that are not material.

Name of Subsidiary or Partnership	Percentage of voting securities (directly or indirectly)	Jurisdiction of Incorporation, Continuance or Formation (as applicable)
Precision Limited Partnership	100% (Directly and Indirectly)	Alberta
Precision Drilling Canada Limited Partnership	100% (Directly and Indirectly)	Alberta
Precision Diversified Oilfield Services Corp.	100% (Directly)	Alberta
Precision Drilling (US) Corporation	100% (Directly)	Texas
Precision Drilling Holdings Company	100% (Indirectly)	Nevada
Precision Drilling Company, LP	100% (Indirectly)	Texas

GENERAL DEVELOPMENT OF THE BUSINESS

Precision is an independent North American provider of oil and natural gas drilling and drilling-related services and products. The Corporation specializes in providing onshore drilling services in most major conventional and unconventional oil and natural gas basins in Canada and the United States and has an emerging presence internationally. Precision also provides well servicing and ancillary wellsite products and services in Canada.

Three-year History

2011

Capital Expenditures and Rig Fleet Upgrades. Precision placed 19 newly constructed or “new build” Super Series rigs into service in 2011 under previously negotiated contracts, including seven Precision Super Single rigs in Canada and one Precision Super Single and 11 Super Triple rigs in the United States. These rig deliveries were part of Precision’s property, plant and equipment capital expenditure program which totaled $726 million in 2011, including $455 million for expansion capital and $271 million for the maintenance and upgrade of existing assets and infrastructure. Expansion and upgrade capital includes the purchase of long-lead items for the Corporation’s capital inventory which includes top drives, drill pipe, control systems, engines and other long-lead items, which can be used for North American or international new build rig opportunities and rig tier upgrades.

Rig Decommissioning. In December 2011, Precision announced the decommissioning of 36 drilling rigs, including 19 in Canada and 17 in the United States, and 13 well servicing rigs in Canada. The drilling rigs were all Tier 3 (as defined hereinafter), primarily mechanical, lower horsepower units without advanced technology. Certain component parts of the decommissioned rigs will be used in ongoing operations. Precision took a non-cash, pre-tax charge to earnings of $115 million in the fourth quarter of 2011 in connection with the decommissioning.

U.S. Senior Note Offering. On July 29, 2011, the Corporation completed its offering (the “2021 Note Offering”) of US$400 million aggregate principal amount of 6.50% senior unsecured notes due 2021 (the “2021 Notes”). The net proceeds from the 2021 Note Offering are being used by the Corporation to fund its capital expenditure program and for general corporate purposes. See “Description of Capital Structure – Material Debt”.

Credit Facility Amendment. On June 19, 2011, Precision entered into an amendment to the Secured Facility (as defined hereinafter) which: (i) reduced the margins and rates applicable to interest rates and fees payable under the Secured Facility; (ii) extended the maturity date of the Secured Facility to November 17, 2015 from November 17, 2013; (iii) increased the amount of unsecured indebtedness permitted to be incurred under the Secured Facility; (iv) increased the consolidated senior debt to EBITDA ratio from 2.5:1 to 3:1; and (v) increased the consolidated total debt to EBITDA ratio from 3.5:1 to 4:1. See “Description of Capital Structure – Material Debt”.

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Canadian Senior Note Offering. On March 15, 2011, the Corporation completed its offering (the “2019 Note Offering”) of $200 million aggregate principal amount of 6.50% senior unsecured notes due 2019 (the “2019 Notes”) in a private placement offering to Canadian investors. The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes (the “10% Senior Note”) issued to Her Majesty the Queen in Right of the Province of Alberta, represented by Alberta Investment Management Corporation (“AIMCo”). The aggregate repayment of approximately $204 million for the 10% Senior Note included $175 million in principal, accrued interest and a make-whole premium. The make-whole premium of $27 million was a charge to earnings in the first quarter of 2011. See “Description of Capital Structure – Material Debt”.

Tax Reassessment. In February 2011, Precision received a notice of reassessment from the Canada Revenue Agency (“CRA”) for federal tax and interest relating to a transaction that occurred in the 2005 tax year. Precision objected to the reassessment and, during 2011, reached agreements with the CRA and Alberta Finance to resolve the results of the prior year audit. Based on the settlement agreements, Precision received income tax reassessments from the CRA and Alberta Finance totaling $37 million in income tax plus interest of $13 million. As part of the settlement agreements, Precision waived all rights to appeal the reassessments.

Transition to International Financial Reporting Standards. As of January 1, 2011, Precision began preparing its financial statements under International Financial Reporting Standards (“IFRS”) and future financial statements will be prepared in compliance with IFRS as if Precision had always followed these standards. The transition to IFRS did not materially impact debt covenants or affect cash flows. Except for changes to management reports, no significant changes to internal controls over financial reporting or disclosure were required as a result of the transition to IFRS.

Directional Drilling. On March 29, 2011, Precision announced the closing of the acquisition of Drake Directional Drilling, LLC and Drake MWD Services, LLC which provide directional drilling and measurement while drilling (“MWD”) services in Texas, Louisiana, Oklahoma and Colorado. On September 12, 2011, Precision announced the closing of the acquisition of Axis Energy Services Holdings Inc. which provides directional drilling and MWD services, primarily in western Canada.

International Expansion. In the first quarter of 2011, Grey Wolf International opened new offices in Dubai, United Arab Emirates and Bogota, Colombia, and in the fourth quarter contracted three rigs for operations in Saudi Arabia to work on multi-year contracts. Precision delivered these three upgraded rigs from its existing United States rig fleet to Saudi Arabia in the fourth quarter of 2011 and the first quarter of 2012.

2010

Senior Note Offering. On November 17, 2010, the Corporation completed its offering (the “2020 Note Offering”) of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “2020 Notes”). The net proceeds from the 2020 Note Offering were used to repay, in full, the outstanding indebtedness under the Corporation’s then existing secured credit facility. See “Description of Capital Structure – Material Debt”.

Credit Facility. In connection with the closing of the 2020 Note Offering, Precision terminated its then existing secured credit facilities and entered into a US$550 million secured revolving credit facility (the “Secured Facility”). See “Description of Capital Structure – Material Debt”.

The Arrangement. On June 1, 2010, the Trust converted from an income trust structure to a corporate structure pursuant to the Arrangement. The Arrangement was approved at the annual and special meeting of the holders of trust units (“Trust Unitholders”) of the Trust and the holders of exchangeable limited partnership units (“Exchangeable LP Unitholders”, and together with the Trust Unitholders, the “Unitholders”) of Precision Drilling Limited Partnership (“PDLP”) held on May 11, 2010, with over 99% of the votes cast by Unitholders being voted in favor of the Arrangement. On May 12, 2010, the Alberta Court of Queen’s Bench granted the final order required in connection with the Arrangement. Pursuant to the Arrangement, former Trust Unitholders received one Common Share for each trust unit of the Trust (“Trust Unit”) held and former Exchangeable LP Unitholders received one Common Share for each exchangeable limited partnership unit of PDLP (“Exchangeable LP Unit”) held.

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2009

Integration of Grey Wolf. Precision strengthened its presence in the United States oil and natural gas drilling market by substantially completing the integration of Grey Wolf, Inc. (“Grey Wolf”), a United States-based land drilling contractor acquired by Precision on December 23, 2008 (the “Grey Wolf Acquisition”). The integration of Precision and Grey Wolf entailed realigning personnel, implementing a new organizational structure and financial systems and aligning vertical support systems in the United States, particularly supply chain and equipment management.

Rig Decommissioning. In December 2009, Precision announced the decommissioning of 38 drilling rigs including 26 in the Canadian fleet and 12 in the United States. All were Tier 3 rigs, primarily mechanical, lower horsepower units without advanced technology. Certain component parts of the decommissioned rigs will be used in ongoing operations. Precision also decommissioned 30 service rigs and nine snubbing units. Precision took a non-cash, pre-tax charge to earnings of $82 million in the fourth quarter of 2009 in connection with the decommissioning.

Refinancing Activities. Precision completed activities that enabled it to repay its then existing unsecured credit facility, entered into in connection with the Grey Wolf Acquisition, to reduce total debt, lower its debt to capitalization ratio and significantly reduce annual interest expense.

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An offering of 46 million Trust Units was completed on February 18, 2009, which provided gross proceeds of US$172.5 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Grey Wolf Acquisition.

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On April 22, 2009, the Trust completed a private placement of 35,000,000 Trust Units at a price of $3.00 per Trust Unit and warrants to acquire 15,000,000 Trust Units at an exercise price of $3.22 per Trust Unit within five years of the date of issue (the “Warrants”) for aggregate proceeds of approximately $105 million. In addition, Precision completed a private placement of the 10% Senior Note. The purchaser of the Trust Units, Warrants and the 10% Senior Note was AIMCo. The proceeds from the issuance of the Trust Units, Warrants and the 10% Senior Note were used to reduce the obligations of Precision under its then existing unsecured credit facility. See “Description of Capital Structure – Material Debt”.

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A rights offering that allowed Unitholders to purchase Trust Units at a price of $3.00 per Trust Unit was completed on June 3, 2009, for gross proceeds of $103 million, for a total of 34,441,950 additional Trust Units outstanding.

Debt Repayment. During the fourth quarter of 2009, the Trust reduced its outstanding debt by US$81 million through voluntary debt prepayments of US$75 million and a quarter-end prepayment of US$6 million. As a result of the voluntary prepayments, Precision realized additional non-cash pretax expense in the quarter of $8 million related to the amortization of deferred financing costs. The financing activities reduced Precision’s blended interest rate to approximately 8.4% and reduced Precision’s cash interest expense and overall leverage.

The refinancing activities described above enabled the repayment and retirement of Precision’s then existing bridge loans of $296 million (US$235 million).

Other Events. On January 2, 2009, Precision transferred substantially all of the assets of its Precision Drilling (“Precision Drilling”), Rostel Industries (“Rostel Industries”) and Columbia Oilfield Supply (“Columbia Oilfield Supply”) divisions to Precision Drilling Canada Limited Partnership in consideration for a 99.9% limited partnership interest in Precision Drilling Canada Limited Partnership. The general partner is a wholly-owned subsidiary, Precision Diversified Oilfield Services Corp., which holds the remaining 0.1% interest. Precision Drilling Canada Limited Partnership carries on the businesses which comprise Precision’s Contract Drilling Services segment. See “Description of the Business of Precision – Contract Drilling Services Segment”.

On October 31, 2009 Precision Drilling Oilfield Services Inc., a wholly-owned subsidiary of Precision which commenced drilling operations in the United States prior to the Grey Wolf Acquisition, merged with and into Precision Drilling Company, LP.

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DESCRIPTION OF THE BUSINESS OF PRECISION

General

Precision’s continuing operations are carried out in two segments: Contract Drilling Services and Completion and Production Services. In Canada, the Contract Drilling Services segment includes land drilling services, directional drilling services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment, and the Completion and Production Services segment includes service rigs for well completion and workover services, snubbing services, camp and catering services, wastewater treatment services and the rental of oilfield surface equipment, tubulars, well control equipment and wellsite accommodations. In the United States, the Contract Drilling Services segment includes land drilling services, directional drilling services, turnkey drilling services, procurement and distribution of oilfield supplies and trucking services for the movement of Precision rigs and the Completion and Production Services segment includes snubbing services and rental of wellsite accommodations and drilling camps. Internationally, Precision is focused on land drilling services.

Precision’s revenue, prepared under IFRS for 2011 and 2010 and previous Canadian generally accepted accounting principles for 2009, by business segment from continuing operations is illustrated in the following table:

	Years ended December 31,
Stated in thousands of Canadian dollars	2011	2010	2009
Contract Drilling Services	$1,632,037	$1,186,007	$1,015,041
Completion and Production Services	330,225	255,827	201,877
Inter-segment Eliminations	(11,235)	(12,181)	(19,472)
Total Revenue	$1,951,027	$1,429,653	$1,197,446

Contract Drilling Services Segment

The Contract Drilling Services segment comprises a number of vertically integrated subsidiaries operating in the United States, Canada and internationally. These subsidiaries are engaged primarily in providing onshore well drilling services to exploration and production companies in the oil and natural gas industry. In Canada, the United States and internationally as at December 31, 2011, the Contract Drilling Services segment comprised:

▪	188 land drilling rigs in Canada;

▪	143 land drilling rigs in the United States;

▪	three land drilling rigs in or being deployed to Saudi Arabia

▪	two land drilling rigs in Mexico;

▪	one land drilling rig in Colombia;

▪	approximately 65 directional drilling job capacity in Canada and United States;

▪	engineering, manufacturing and repair services primarily for Precision’s operations; and

▪	centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s Canadian, United States and Mexico operations.

Precision Drilling

Overview. At the end of 2011, Precision operated a versatile fleet of 337 land rigs capable of drilling a range of shallow to very deep or extended-reach wells in Canada, the United States and internationally.

In Canada, Precision owned and operated the largest fleet of land drilling rigs at December 31, 2011. It actively marketed 188 drilling rigs located throughout western Canada, which accounted for approximately 24% of the industry’s fleet of 786 drilling rigs.

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In the United States, at the end of 2011, Precision operated 143 land drilling rigs, the fourth largest fleet, representing approximately 5% of the country’s estimated 2,885 total marketed land drilling rigs.

Internationally, Precision had two land drilling rigs operating in Mexico, three land drilling rigs in or being deployed to Saudi Arabia and one idle rig in Colombia at year-end 2011.

Drilling Contracts. Contract terms offered by Precision are generally dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Drilling contracts can be for single or multiple wells and may vary in duration from a day or two on shallow single-well applications to multiple-year, multiple-well drilling programs. Term drilling contracts typically provide for fixed utilization rates for a minimum six-month duration, early termination penalties, cost escalations and contract renewal options. Short-term contracts to provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Precision had term contracts in place for an average of 125 drilling rigs in 2011, 45 in Canada and 80 in the United States.

Precision primarily markets its drilling rigs on a regional basis through sales and marketing personnel. Contracts to drill wells are obtained either through competitive bidding or as a result of relationships and negotiations with customers.

Oil and natural gas well drilling contracts are performed on a daywork or “turnkey” basis. On a daywork basis, Precision contracts to provide a drilling rig with required personnel and the customer supervises the drilling of the well. Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. Daywork contracts usually also provide for a reduced day rate (or a lump sum amount) to mobilize the rig to the well location, to rig-up and rig-down on location and to demobilize the rig. On a daywork basis, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Under a turnkey contract, Precision contracts to drill a well to an agreed depth, under specified conditions, for a fixed price. Compared to daywork contracts, turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. See “Risk Factors – There are risks associated with turnkey drilling operations which could adversely affect Precision’s business”.

In Canada, Precision’s contracts have been carried out almost exclusively on a daywork basis. In the United States, the majority of Precision’s contracts have been carried out on a daywork basis with the exception of approximately 3%, based on rig utilization in 2011, which were performed on a turnkey basis. Precision’s newly constructed or new build drilling rigs generally have term contracts in place prior to the rig being completed and in many cases have a two-year to five-year term contracts in place at the time construction commences.

Competition. The land drilling industry is highly competitive and fragmented with the top ten providers owning only approximately 50% of the marketed United States rig fleet. The market for land drilling rigs is increasingly differentiated on the basis of technology. Precision’s Tier 1 and Tier 2 rigs, which represent 80% of its fleet, typically experience higher utilization levels and more stable dayrates than Tier 3 rigs.

Drilling Fleet Capabilities. Precision’s rigs are categorized as Tier 1, Tier 2 and Tier 3. The tiers indicate which rigs are suited to meet more complex drilling requirements and are generally more mobile. Precision’s fleet of 337 rigs at the end of 2011 comprised 144 Tier 1 rigs, 126 Tier 2 rigs and 67 Tier 3 rigs.

Tier 1, including Super Series, drilling rigs are high performance, of innovative design and manufacture, capable of drilling directionally or horizontally, are highly mobile requiring fewer trucking loads and often include the following capabilities: highly mechanized tubular handling equipment; integrated top drive or top drive adaptability; advanced mechanical, silicone controlled rectifier (“SCR”) and AC power distribution and control efficiencies; electronic control of the majority of operating parameters; specialized drilling tubulars; and high-capacity mud pumps. Tier 1 drilling rigs are better suited to meet the challenges of complex customer resource exploitation requirements in the North America shale and unconventional plays.

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Tier 2 drilling rigs are high performance rigs where new equipment and modifications have been applied to improve performance and enhance directional and horizontal drilling capability. Improvements include: some mechanization of tubular handling equipment; top drive adaptability; mechanical or SCR type power systems; increased hookload and or racking capabilities; upgraded power generating, control systems and other major components; and high-capacity mud pumps. Tier 2 rigs are generally less mobile than Tier 1 rigs.

Tier 3 includes rigs which provide an acceptable level of performance for certain drilling requirements but would require major equipment upgrades to meet the criteria of a Tier 2 or Tier 1 rig. Tier 3 rigs are typically conventional mechanical rigs with no automation and lower pumping capacity, and Precision believes that developments in the land drilling industry will result in the virtual obsolescence of Tier 3 rigs in the North American markets over the near term.

Precision’s rigs are capable of drilling to depths in excess of 9,000 metres or 30,000 feet, are rated up to 4,000 horsepower and can drill virtually all types of onshore conventional and unconventional oil and gas wells in North America. In 2011, Precision had a footprint in virtually all of the large resource plays in Canada and the United States, including the Horn River, Montney, Cardium, Viking and Lower Shaunovan formations in Canada and the Bakken, Barnett, Haynesville, Marcellus, Eagle Ford and Granite Wash resource plays in the United States. A list of Precision’s contract drilling rigs, including detailed inventory and layout specifications, is available at www.precisiondrilling.com.

Key factors which contribute to lower customer well costs include low unplanned mechanical downtime, which is managed through preventive maintenance programs, detailed inspection processes, strategically placed spare equipment, supply chain management, continuous equipment upgrades, and efficient use of non-productive time that includes moving, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, using lighter move loads, and using mechanized equipment for safer and quicker rig component connections.

Directional Drilling

Directional drilling entails the use of specialized tubulars and drill string components to establish and maintain the necessary well trajectory to achieve a desired subsurface location of the well in relation to the surface location. Directional equipment includes mud motors which are hydraulically driven by the drilling fluid to rotate the drill bit and MWD systems which monitor wellbore trajectory and formation characteristics in real time while drilling is in progress. At the end of 2011, Precision had approximately 65 directional drilling job capacity in Canada and the United States. In addition to operational, technical and maintenance facilities in Canada and the United States, directional drilling is also supported by centres in Calgary, Alberta and Houston, Texas for real-time management of directional and horizontal drilling operations in the field.

Grey Wolf International

Grey Wolf International is the platform for Precision’s entry into the international oil and gas drilling and workover market. The nature of international oilfield service operations involves relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. Grey Wolf International is actively exploring opportunities in various international markets.

In October 2011, Grey Wolf International entered multi-year daywork drilling contracts for three land drilling rigs to operate in Saudi Arabia. All three rigs were refurbished to contract specifications at Precision’s facilities in Texas. By the end of 2011, one of the rigs had been delivered to Saudi Arabia and the other two were still being deployed. Grey Wolf International also continues to operate two drilling rigs under contracts with a major service provider in Mexico. In early 2011, Precision opened regional offices in Dubai, United Arab Emirates and Bogota, Colombia.

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Rostel Industries

Rostel Industries manufactures custom drilling rigs and manufactures and refurbishes drilling rig and service rig components. Rostel Industries is fundamental to Precision’s vertical integration, as approximately 93% of Rostel Industries’ revenues in 2011 were related to Precision business units. The in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of Precision’s fleets. Rostel Industries markets specialized services to the energy services industry, including inspection and certification of critical drilling components including overhead equipment, well control equipment and handling tools. Rostel Industries’ expertise includes an in-house engineering group to design and certify equipment. Rostel Industries also designs and builds a significant portion of the components for Precision’s Super Single drilling rigs and seeks to develop products that can be applied to new rigs and retro-fitted to improve the versatility of many of Precision’s existing rigs.

Columbia Oilfield Supply and Grey Wolf Supply

Columbia Oilfield Supply in Canada and Grey Wolf Supply in the United States are general supply stores that procure, package and distribute large volumes of consumable oilfield supplies. The two supply warehouses achieve economies of scale through bulk purchasing and standardized product selection and then coordinate distribution to Precision rig sites. Columbia Oilfield Supply and Grey Wolf Supply play a key role in supply chain management as approximately 99% of their oilfield supply activities support Precision operations in North America.

Columbia Oilfield Supply and Grey Wolf Supply contribute to Precision’s competitiveness by reducing the administrative workload on operations staff in the field.

Completion and Production Services Segment

The Completion and Production Services segment comprises a number of subsidiaries providing completion and workover services and ancillary services and equipment rentals to oil and natural gas exploration and production companies primarily in Canada. In May 2010, the snubbing service business, formerly known as Live Well Service, was combined with Precision Well Servicing. At December 31, 2011, Precision’s Completion and Production Services segment comprised:

▪	189 well completion and workover service rigs in Canada;

▪	17 snubbing units in Canada and one snubbing unit in the United States;

▪	approximately 11,100 oilfield rental items including well control equipment, surface equipment and specialty tubulars in Canada;

▪	232 wellsite accommodation units in Canada and 28 in the United States;

▪	86 small-flow and four large-flow wastewater treatment units and three potable water production units in Canada; and

▪	56 drilling camps and two base camps in Canada and four drilling camps in the United States.

Precision Well Servicing

Precision Well Servicing provides customers with well servicing rigs for a complete range of oil and natural gas well services including completion, workover, abandonment, well maintenance, well re-entry preparation, snubbing and most recently, coil-tubing service rigs. The Precision Well Servicing rig fleet is deployed throughout western Canada. Well servicing jobs are typically short, and preferably during daylight hours, so the ability of a service rig to be close to customer demand and to move quickly from one site to another is critical. Well servicing requires its own unique skill set and crews must deal with the potential dangers and safety concerns of working with pressurized wellbores.

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At the end of 2011, Precision Well Servicing had a Canadian industry market share of approximately 18% with a fleet of 189 service rigs, the largest in western Canada, compared to a Canadian industry fleet average of approximately 1,050 service rigs. For Precision Well Servicing, oil and gas well workovers and abandonments accounted for approximately 83% of total activity in 2011 compared to approximately 75% in 2010 and new well completions accounted for approximately 17% of total activity in 2011 compared to approximately 25% in 2010.

Rig Fleet. Operating features of the Precision Well Servicing rig fleet are detailed on Precision’s website at www.precisiondrilling.com. The configuration of the Precision Well Servicing fleet as at December 31, 2011, is illustrated in the following table:

Type of Service Rig		Horsepower	Total
Single	Freestanding mobile	150-400	90
Double	Mobile	250-550	19
	Freestanding mobile	200-550	40
	Skid	300-860	22
Slant	Freestanding mobile	250-400	18
Total			189

Types of Activities. Well servicing operations have two distinct functions – completions and workovers. For a completion operation, the customer often will contract a small, specialized service rig and crew to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production by working jointly with other services to open the producing zones and stimulate the producing zones to improve productivity. Completion activities may require a few days to several weeks to complete depending on well depth and complexity. In contrast, workover services are generally provided according to preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovery of lost equipment or abandoning the well and may require a few days to several weeks to complete depending on the extent of the repair or modification to be performed. A typical gas well in western Canada is likely to require one or more workovers during its operating life compared with four or five workovers for some conventional oil wells. A well for some heavy oil and bitumen production could require many workovers during its lifecycle.

Demand and Rates. Precision Well Servicing typically charges its customers an hourly rate for its services based on such considerations as market demand in the region, the type of rig and the equipment required. The demand for well completion services is related to the level of drilling activity in a region whereas the demand for production or workover services is based upon the total number of existing active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services.

Snubbing Services. Precision Well Servicing markets 12 portable hydraulic rig-assist snubbing units and five self-contained snubbing units in western Canada and one self-contained snubbing unit in the United States. Snubbing units are equipped with specialized snubbing devices which allow tubing to be installed in or removed from a well, or “snubbed”, while the well is under pressure and production has been suspended.

Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally completed by a service rig.

Snubbing is primarily used to enhance production on natural gas wells. Snubbing units perform certain workover and completion activities without neutralizing the well, as opposed to traditional well servicing operations that require pressure in a well to be neutralized using fluids which may impair production in order to safely perform services.

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Precision Rentals

Precision Rentals provides approximately 11,100 pieces of oilfield rental equipment from five operating centers and 11 stocking points located throughout western Canada, supported by a technical centre in central Alberta. Most exploration and production companies do not own the specialty equipment used in oil and natural gas operations and rely on suppliers such as Precision Rentals for access to large inventories of drilling, completion and production equipment.

Precision Rentals’ inventory of equipment is marketed through distinct product categories: surface equipment, including drilling and production tanks and other fluid handling equipment; tubular equipment, such as specialty drill string tubulars; well-control equipment, comprising blowout preventers and diverter systems; and wellsite accommodations, which comprise fully equipped units that provide on-site office and lodging for field personnel. In 2011, the 86 small-flow wastewater treatment units developed by Terra Water Systems for remote work sites were transferred to and are now marketed by Precision Rentals.

LRG Catering

LRG Catering provides food and accommodation to personnel working at the wellsite, typically in remote locations in western Canada. LRG Catering has 56 drill camps and two base camps in western Canada and four drill camps in the United States. LRG Catering’s mobile camps each include five or six building units that typically accommodate 20 to 25 rig crew members and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel are also available. LRG Catering has also configured several of its camps and dormitories to provide housing and meals for a 200-man base camp and a 500-man base camp on separate major projects in western Canada. As the oil and gas industry moves to more remote locations in search of new reserves, there is demand for crews to stay near the worksite, often in camps, throughout the duration of a drilling program. LRG Catering serves Precision and other companies in the upstream oil and gas sector and periodically secures opportunities to serve other industries that operate in remote locations.

Terra Water Systems

Terra Water Systems provides portable wastewater handling, treatment, and disposal facilities at remote sites. The facilities offer customers an environmentally sound solution to treating wastewater, eliminating the traditional tank-and-haul process that raises concerns regarding the timing, hauling and disposal of effluent.

In addition to the small-flow wastewater treatment units transferred to Precision Rentals in 2011, Terra Water Systems has four large-flow wastewater treatment plants and three potable water production plants that are used in base camp and other large remote work site markets in western Canada. System management for each plant facility includes biweekly service visits by technical staff and sampling and independent laboratory effluent testing. With a focus on ease of operation, treated effluent quality and elimination of odors, Terra Water System’s wastewater treatment plants align with existing environmental, health and safety regulations for surface release of treated wastewater.

Supplemental operational information

Health, Safety and Environment

Precision has a long-standing commitment to health, safety and the environment in all aspects of its operations, a commitment that is fostered through its “Target Zero” vision. Target Zero promotes a culture that never accepts an injury to a Precision employee and encourages the recognition and reduction of risks at job sites to reach the goal of zero injuries. Precision remains focused toward the safety of its employees – a core value at Precision.

In 2011, 65% of Precision’s drilling rigs and 80% of its service rigs worked without a recordable injury and 85% of its drilling rigs and 97% of its service rigs were lost time free. Overall in 2011, Precision’s total hours worked increased 21%, recordable injury frequency increased 4% and the lost time accident frequency decreased 29% compared to 2010.

14 | Precision Drilling Corporation 2011 Annual Information Form

Precision develops solutions to manage the loss of energy and resources. Rig designs incorporate high efficiency diesel engines which meet applicable regulatory emission specifications and AC electric power generation, distribution and control systems which incorporate variable frequency drive technologies to increase efficiency and reduce fuel consumption. Engines are equipped with advanced muffler systems to reduce noise, variable pitch fans on engine radiator systems reduce horsepower requirements and rig drawworks also use regenerative braking to eliminate brake noise produced by conventional band brake systems. Rigs also use alternative power sources for heat generation in cold operating conditions and alternative fuel types for generating power. Where applicable, thermal insulation is applied to rig buildings to reduce winter heating load requirements and rigs are designed for heat generation efficiency in cold weather by directing air flow from radiators on power generation engines to heat surrounding rig buildings. Precision continuously reviews its rig designs and rig components and uses advanced technologies to improve life cycles, reduce energy and improve safety and operating efficiency.

Precision is aware of the critical importance that must be placed on climate change and impact on the environment. Rigs are designed for high moving efficiency which reduces the number of trucks required to relocate a rig to a new customer site and once on location, Precision’s “reduced footprint” design and construction decreases the surface land area required for the rig to operate. Where customers require high well density such as heavy oil drilling programs, Precision’s pad rig design not only reduces the surface area required to operate, it also eliminates the need for trucks to move between well centers. Precision has also implemented its own spill containment devices for use under equipment which minimize potential spills around areas of high environmental exposure on the drill site.

Precision is committed to continue developing solutions that support a sustainable society, including research on alternative methods for fuel types for power and heat generation, noise abatement, carbon emissions and waste energy recovery systems.

Employees

Precision had approximately 7,813 employees at the end of 2011, including 1,257 in salaried positions and 6,556 in hourly positions. Changes in drilling activity due to seasonality or economic conditions result in more dramatic changes in hourly employees than salaried employees. Due to the cyclical nature of oilfield service work and the resulting uncertainty of continuing employment as well as generally higher utilization levels over the past decade, there is a highly competitive environment for experienced personnel in the oilfield services industry.

Precision’s performance relies on experienced, well-trained personnel. Precision invests in processes and systems that lead to employee development, leadership and retention. Individuals are actively developed within a talent management system focused on developing, nurturing and retaining people in key positions as well as top performers and potential leaders for the future. These programs include skill development around leadership, communication and corporate values. Precision also has remuneration systems to retain experienced field personnel during all market cycles, focused recruitment initiatives and a performance management system which links compensation to the achievement of specific corporate and individual goals.

Precision measures performance excellence through its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods. Emphasis is placed on retention of experienced employees in driller, rig manager and field superintendent positions and Precision’s retention rates for these key positions exceeded 85% in Canada and 86% in the United States in 2011.

Precision Drilling Corporation 2011 Annual Information Form | 15

RECORD OF CASH PAYMENTS

There have been no dividends paid on the Common Shares to-date. While Precision does not currently anticipate paying any dividends on its Common Shares, Precision’s board of directors (the “Board of Directors”) reviews its dividend policy on a regular basis. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors on the basis of Precision’s earnings, cash flows, financial requirements and other relevant conditions existing at such future time.

The Trust historically paid cash distributions until they were suspended on February 9, 2009. The following table sets forth the distributions (in Canadian dollars) paid or declared payable by the Trust on each Trust Unit for the three most recently completed financial years:

Distribution Type	Record Date	Payment Date	Amount per Trust Unit
2009
Regular Distribution	January 30, 2009	February 17, 2009	$0.040

The following table sets forth the amount of payments (in Canadian dollars) paid or declared payable by PDLP on each Exchangeable LP Unit for the three most recently completed financial years:

Payment Type	Record Date	Payment Date	Amount per Exchangeable LP Unit
2009
Regular Payment	January 30, 2009	February 17, 2009	$0.040

DESCRIPTION OF CAPITAL STRUCTURE

Description of Common Shares

As of December 31, 2011, there were 276,081,797 Common Shares issued and outstanding and as at March 1, 2012, there were 276,124,565 Common Shares issued and outstanding.

The Articles of Amalgamation of the Corporation provide that the Common Shares may be issued in an unlimited number. Each Common Share entitles the holder thereof to one vote at any meeting of the holders of the Common Shares (the “Shareholders”), or in respect of any written resolution of Shareholders, and, subject to the prior rights and privileges attaching to any other class of shares of the Corporation, represents the right to receive any dividend declared by the Corporation and to receive the remaining property and assets of the Corporation upon dissolution.

Meetings of Shareholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Corporation. A special meeting of Shareholders may be convened at any time and for any purpose by the Board of Directors and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 5% of all votes entitled to be voted at a meeting of Shareholders. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation.

Only Shareholders of record may attend and vote at meetings of Shareholders either in person or by proxy and a proxyholder need not be a Shareholder. Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum at any meeting of Shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business. For all other purposes two persons present and holding or representing by proxy 5% of the Common Shares entitled to vote at the meeting shall be a quorum.

Notwithstanding the foregoing, if the Corporation has only one Shareholder, or one Shareholder holding a majority of the shares entitled to vote at the meeting, that Shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

The By-laws of the Corporation contain provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Shareholders in accordance with the requirements of applicable laws.

16 | Precision Drilling Corporation 2011 Annual Information Form

Warrants

On April 22, 2009 the Corporation issued 15,000,000 purchase warrants pursuant to a private placement. Each Warrant is exercisable into one Common Share of the Corporation at a price of $3.22 per Common Share for a period of five years from the date of issue. As at December 31, 2011, no Warrants have been exercised. See “Three-Year History – 2009 – Financing Activities”.

Shareholder Rights Plan

In connection with the Arrangement, the Unitholders approved the adoption of a shareholder rights plan for the Corporation (the “Shareholder Rights Plan”). The Shareholder Rights Plan was entered into between the Corporation and Computershare Trust Company of Canada on June 1, 2010. Pursuant to the Shareholder Rights Plan, one right (a “Right”) was issued by the Corporation in respect of each Common Share that was outstanding at the close of business on June 1, 2010. One Right will also be issued for each additional Common Share issued after June 1, 2010, subject to the terms and conditions of the Shareholder Rights Plan.

Description of Preferred Shares

As of December 31, 2011 and March 1, 2012, there were no preferred shares of the Corporation (the “Preferred Shares”) issued and outstanding.

The Preferred Shares may be issued in one or more series, each series to consist of such number of shares as determined by resolution of the Board of Directors. The Board of Directors, by resolution duly passed before the issue of the Preferred Shares of each series, fix the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of cumulative preferential dividends, the date or dates and places of payment thereof, the date or dates from which such preferential dividends shall accrue, the rights and obligations, if any, of the Corporation to purchase the Preferred Shares of such series and to redeem the same, the price and the terms and conditions of any such purchase or redemption, and conversion rights, if any.

The number of Preferred Shares that may be authorized for issuance at any given time can be no more than one half of the issued and outstanding Common Shares at the time of the issuance of such Preferred Shares.

Material Debt

The following is a summary of the material terms of the Secured Facility, the 2020 Notes, the 2019 Notes and the 2021 Notes. Potential investors may refer to copies of the note indenture governing the 2020 Notes (the “2020 Note Indenture”), the note indenture governing the 2019 Notes (the “2019 Note Indenture”), the note indenture governing the 2021 Notes (the “2021 Note Indenture”) and the registration rights agreement which relates to the 2021 Notes (the “Registration Rights Agreement”), which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Secured Facility

Overview. In connection with the 2020 Note Offering, the Corporation entered into the Secured Facility with Royal Bank of Canada, Credit Suisse AG, Toronto Branch and a syndicate of certain other lenders. The Secured Facility is a US$550 million extendible revolving term credit facility which is secured by liens on substantially all of the present and future assets of the Corporation and the present and future assets of the Corporation’s material United States and Canadian subsidiaries (including subsidiaries that the Corporation designates as “material”, collectively, the “Material Subsidiaries”). The Secured Facility contains representations and warranties, covenants and events of default customary for transactions of this nature, including financial ratio covenants tested on a quarterly basis. The following is a summary of the material terms of the Secured Facility, as amended.

Amount and Term. The Secured Facility provides senior secured financing of up to US$550 million, with a provision for an increase in the facility of up to an additional US$100 million. The Secured Facility matures on November 17, 2015, with an option on the Corporation’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed four years from the date of the extension request.

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Letters of Credit. Letters of credit (including letters of guarantee) are available in United States or Canadian dollars under the Secured Facility in an aggregate amount of up to US$200 million (as a sublimit of the overall commitments).

Interest Rates and Fees. The interest rate on loans that are denominated in United States dollars will, at the Corporation’s option, be either a margin over a United States base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars will, at the Corporation’s option, be either a margin over the Canadian prime rate or a margin over the Bankers’ Acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA (the “Margin Ratio”).

The Secured Facility also provides for: (a) a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable Margin Ratio; (b) an issuance fee on the outstanding amount of the letters of credit equal to the margin applicable to LIBOR loans (subject to reduction in fees for non-financial letters of credit); and (c) a fronting fee to be paid to each fronting lender.

Repayment. The Secured Facility contains a requirement that it be repaid in full on November 17, 2015, subject to the optional extension referenced above.

Guarantees and Security. The Corporation and all of its Material Subsidiaries have pledged substantially all of their respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for their obligations under the Secured Facility (including obligations to cash management providers, operating lenders and swap providers). In addition, all Material Subsidiaries have guaranteed the Corporation’s obligations under the Secured Facility (including those owed to any cash management providers, operating lenders or swap providers).

Upon receiving a corporate credit rating of at least “BBB-” from Standard & Poor’s Ratings Services (“S&P”) and “Baa3” from Moody’s Investors Service, Inc., (“Moody’s”) security will, at the Corporation’s option, be released (with a corresponding obligation to re-grant security if the rating drops below the above-referenced threshold after such release). Precision currently has a corporate credit rating of “BB+” from S&P and “Ba1” from Moody’s.

Certain Covenants and Events of Default. The Secured Facility contains a number of covenants that, subject to certain exceptions, will, among other things, restrict the Corporation’s and its Material Subsidiaries’ ability to: (i) incur or assume additional indebtedness; (ii) dispose of assets; (iii) make or pay dividends, share redemptions or other distributions; (iv) change their primary business; (v) incur or assume liens on assets; (vi) engage in transactions with affiliates; (vii) enter into mergers, consolidations or amalgamations; and (viii) enter into speculative swap agreements. The Secured Facility also contains customary affirmative covenants and events of default.

The Secured Facility requires compliance with the following financial ratios, each for the most recent four consecutive fiscal quarters: (i) a maximum consolidated senior debt to EBITDA ratio of 3:1; (ii) a maximum consolidated total debt to EBITDA ratio of 4:1; and (iii) a minimum interest coverage ratio of 2.75:1.

At December 31, 2011, Precision had available $25 million and US$15 million under secured operating facilities, of which no amounts had been drawn. Availability of the $25 million facility was reduced by outstanding letters of credit in the amount of $0.5 million. The facilities are primarily secured by charges on substantially all present and future property of Precision and its Material Subsidiaries. Advances under the $25 million facility are available at the banks’ prime lending rate, United States base rate, United States LIBOR plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15 million facility at the bank’s prime lending rate.

2020 Notes

On November 17, 2010, the Corporation completed a US$650 million private placement offering of 6.625% senior unsecured notes. The 2020 Notes were issued and are governed under the terms of the 2020 Note Indenture. The 2020 Notes are denominated in United States dollars and all payments on the 2020 Notes are made in United States dollars.

The net proceeds of the 2020 Note Offering were used to repay all of the outstanding indebtedness under Precision’s then existing secured credit facility and for general corporate purposes. The 2020 Notes mature on November 15, 2020, and bear interest at 6.625%, payable in cash semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2011, to the holders of record at the close of business on May 1 or November 1, as the case may be,

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immediately preceding the related interest payment date. Interest on the 2020 Notes accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance and interest on the 2020 Notes is computed on the basis of a 360-day year of twelve 30-day months.

Precision may redeem, prior to November 15, 2013, up to 35% of the 2020 Notes with the net proceeds of certain equity offerings at a redemption price equal to 106.625% of their principal amount, plus accrued interest. Prior to December 15, 2016, Precision may redeem the 2020 Notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the 2020 Notes in whole or in part at any time on or after November 15, 2015, and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018, the 2020 Notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a 2020 Note will have the right to sell to Precision all or a portion of its 2020 Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The indenture governing the 2020 Notes will limit Precision’s ability and the ability of certain of its subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on Precision’s ability or the ability of certain of its subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; (vii) and engage in transactions with affiliates.

The 2020 Notes are general unsecured obligations of Precision and rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 2020 Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.

2019 Notes

On March 15, 2011, the Corporation completed a $200 million private placement offering to Canadian investors of 6.50% senior unsecured notes. The 2019 Notes were issued and are governed under the terms of the 2019 Note Indenture. The 2019 Notes are denominated in Canadian dollars and all payments on the 2019 Notes are made in Canadian dollars.

The net proceeds of the 2019 Note Offering and available cash were used to repay the 10% Senior Note. The 2019 Notes mature on March 15, 2019, and bear interest at 6.50%, payable in cash semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2011, to the holders of record at the close of business on March 1 or September 1, as the case may be, immediately preceding the related interest payment date. Interest on the 2019 Notes accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance and interest on the 2019 Notes is computed on the basis of a 360-day year of twelve 30-day months.

Precision may redeem, prior to March 15, 2014, up to 35% of the 2019 Notes with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of their principal amount, plus accrued interest. Prior to March 15, 2015, Precision may redeem the 2019 Notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using the Government of Canada rate plus 100 basis points) over the principal amount of the note. As well, Precision may redeem the 2019 Notes in whole or in part at any time on or after March 15, 2015, and before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest. Anytime on or after March 15, 2017, the 2019 Notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a 2019 Note will have the right to sell to Precision all or a portion of its 2019 Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

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The indenture governing the 2019 Notes will limit Precision’s ability and the ability of certain of its subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on Precision’s ability or the ability of certain of its subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; (vii) and engage in transactions with affiliates.

The 2019 Notes are general unsecured obligations of Precision and rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 2019 Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.

2021 Notes

On July 29, 2011, the Corporation completed a US$400 million private placement offering of 6.50% senior unsecured notes. The 2021 Notes were issued and are governed under the terms of the 2021 Indenture and the Registration Rights Agreement. The 2021 Notes are denominated in United States dollars and all payments on the 2021 Notes are made in United States dollars.

The net proceeds of the 2021 Note Offering are being used to fund Precision’s capital expenditure program and for general corporate purposes. The 2021 Notes mature on December 15, 2021, and bear interest at 6.50%, payable in cash semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2011, to the holders of record at the close of business on June 1 or December 1, as the case may be, immediately preceding the related interest payment date. Interest on the 2021 Notes accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance and interest on the 2021 Notes is computed on the basis of a 360-day year of twelve 30-day months. Precision also will pay additional interest to holders of the 2021 Notes in the circumstances described in the Registration Rights Agreement.

Precision may redeem, prior to December 15, 2014, up to 35% of the 2021 Notes with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of their principal amount, plus accrued interest. Prior to December 15, 2016, Precision may redeem the 2021 Notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the 2021 Notes in whole or in part at any time on or after December 15, 2016, and before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Anytime on or after December 15, 2019, the 2021 Notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its 2021 Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The indenture governing the 2021 Notes will limit Precision’s ability and the ability of certain of its subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on Precision’s ability or the ability of certain of its subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; (vii) and engage in transactions with affiliates.

The 2021 Notes are general unsecured obligations of Precision and rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 2021 Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.

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General

As at December 31, 2011, approximately US$550 million (excluding letters of credit of US$22.6 million) was available under the Secured Facility, US$650 million was outstanding under the 2020 Notes, $200 million was outstanding under the 2019 Notes and US$400 million was outstanding under the 2021 Notes.

Credit Ratings

The following information relating to the Corporation’s credit ratings is provided as it relates to the Corporation’s financing costs, liquidity and operations. Specifically, credit ratings affect the Corporation’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Corporation to engage in certain business activities on a cost effective basis depends on the Corporation’s credit ratings. A reduction in the current rating on the Corporation’s debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Corporation’s ratings outlook could adversely affect the Corporation’s cost of financing and its access to sources of liquidity and capital.

The following table outlines the credit ratings received by the Corporation:

	Moody’s	S&P
Corporate Credit Rating	Ba1	BB+
Senior Secured Bank Credit Facility Rating	Not rated	Not rated
Senior Unsecured Credit Rating (2020 Notes, 2019 Notes and 2021 Notes)	Ba1	BB+

Moody’s issuer credit rating is an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts. S&P’s issuer credit rating is a forward-looking opinion about an obligor’s overall financial capacity (its creditworthiness) to pay its financial obligations. Long-term credit ratings are intended to provide an independent measure of the credit quality of long-term debt.

Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of “Ba” by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of “BB” by S&P is the fifth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated “BB” is less vulnerable in the near-term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.

The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the debt nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Each agency’s rating should be evaluated independently of any other agency’s rating.

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MARKET FOR SECURITIES

Trading Price and Volume of Common Shares

The Common Shares are listed for trading under the symbol “PD” on the TSX and under the symbol “PDS” on the NYSE. The following table sets forth the 2011 monthly price range and trading volumes for the Common Shares for the periods indicated:

		TSX			NYSE
Period	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	10.54	9.45	25,028,497	10.58	9.48	20,082,665
February	11.68	10.15	21,989,454	11.90	10.24	28,313,631
March	13.22	10.32	46,747,852	13.63	10.44	34,212,043
April	14.95	13.08	41,351,340	15.66	13.58	31,409,926
May	15.13	13.00	31,486,237	15.61	13.42	31,969,231
June	15.07	12.44	27,315,804	15.55	12.69	38,586,343
July	17.20	13.33	25,339,109	18.18	13.78	36,728,149
August	16.43	11.17	58,453,657	17.85	11.27	67,219,374
September	13.98	8.63	38,230,953	14.36	8.26	49,757,022
October	12.83	7.98	38,025,095	12.93	7.52	72,003,576
November	12.50	10.22	28,041,667	12.25	9.78	48,571,470
December	12.25	9.60	21,059,973	12.09	9.24	35,761,710

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

The By-laws of the Corporation provide that the Board of Directors have full, absolute and exclusive power, control, authority and discretion to manage the business and affairs of the Corporation and to do all such acts and things as may be exercised or done by the Corporation.

Directors are elected at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Board of Directors is a majority of the directors then holding office. The Board of Directors may, between annual meetings of Shareholders, appoint one or more additional directors to serve until the next annual meeting of Shareholders, but the number of additional directors will not at any time exceed one-third of the number of directors who held office at the expiration of the immediately preceding annual meeting of Shareholders.

Any one or more of the directors may be removed by an ordinary resolution of the Shareholders and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Board of Directors.

The following sets forth, for each director and each officer of Precision: his or her name; municipality, province or state and country of residence; all positions and offices now held by him or her; the month and year in which he or she was first elected a director or executive officer; and his or her principal occupation during the preceding five years.

Directors of the Corporation

William T. Donovan(2)(4) of North Palm Beach, Florida, U.S.A. has been a director of Precision Drilling Corporation since December 2008. Mr. Donovan has been Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries, since April 2006. He is also a director for several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as director of Precision on December 23, 2008. From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various

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operating and investment activities. Mr. Donovan previously served as President, Chief Financial Officer, and was a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.

Brian J. Gibson, CD(4) of Edmonton, Alberta, Canada, has been a director of Precision Drilling Corporation since May 2011. Mr. Gibson is the Senior Vice President, Equities of AIMCo. Prior to December 2008, Mr. Gibson was President and Chief Executive Officer of Panoply Capital Asset Management Inc., a private investment firm. Prior to January 2008, Mr. Gibson was a Senior Vice President, Public Equities for the Ontario Teachers’ Pension Plan. During his 32-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. Mr. Gibson has particular expertise in “relationship” investing and in corporate finance. Mr. Gibson received his MBA from the University of Toronto, is a Chartered Financial Analyst, and is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Robert J.S. Gibson, CD(2)(4) of Calgary, Alberta, Canada has been a director of Precision Drilling Corporation since June 1996. Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He serves on the Board of Cash Store Financial Services Inc. Mr. Gibson serves as director for a number of private companies. He is also the Chairman and a director for the Canadian Defence and Foreign Affairs Institute.

Allen R. Hagerman, FCA, CD(2)(3) of Calgary, Alberta, Canada has been a director of Precision Drilling Corporation since December 2006. Mr. Hagerman is Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity. He is currently responsible for overseeing crude oil marketing operations. Prior to 2007, Mr. Hagerman was Chief Financial Officer of Canadian Oil Sands Limited. Mr. Hagerman is a director of Mongolia Minerals Corporation and the Calgary Exhibition and Stampede, two private entities. He is also a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous board positions include the lead director of Capital Power Income LP, Syncrude Canada Ltd. and University of Calgary. He is a fellow of the Institute of Chartered Accountants of Alberta and received their Distinguished Service Award.

Stephen J.J. Letwin, CD(3) of Toronto, Ontario, Canada has been a director of Precision Drilling Corporation since December 2006. Mr. Letwin is currently President and CEO of IAMGOLD Corporation, a leading mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents. Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation & International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. He currently serves on the board of a private corporation. Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as Patron for UNICEF Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an Honorary Director of WestPark Hospital in Toronto, and an Honorary Colonel for the 14th Service Battalion in Calgary. Mr. Letwin was awarded the 2006 Alberta Centennial Medal for his commitment to the community.

Dr. Kevin O. Meyers(3)(4) of Houston, Texas, U.S.A. has been a director of Precision Drilling Corporation since September 2011. Dr. Meyers has over 30 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the ten years prior to his retirement, Dr. Meyers was a senior executive with ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Prior to that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia, Dr. Meyers served on the Board of LUKOIL and was the lead resident executive for the COP/LUKOIL strategic alliance. Prior to joining ConocoPhillips in 2002, Dr. Meyers served in engineering, technical and executive positions with ARCO, last serving

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as President of ARCO Alaska. A Pennsylvania native, Dr. Meyers has served on several boards, including the Board of Regents for the University of Alaska and the Nature Conservancy of Alaska. He currently serves on the Boards of Hornbeck Offshore Services (NYSE: HOS), Denbury Natural Resources (NSE: DNR), Bill Barrett Corporation (NYSE:BBG), the World Energy Council, the Houston Symphony and the U.S. Energy Association. He holds a doctorate in chemical engineering from the Massachusetts Institute of Technology and a bachelor’s degree in chemistry and mathematics from Capital University in Ohio.

Patrick M. Murray(2) of Dallas, Texas, U.S.A. has been a director of Precision Drilling Corporation since July 2002. Mr. Murray retired as Chairman of the Board and CEO of Dresser, Inc. in May 2007. Dresser is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming Chairman of the Board of Dresser, Inc., Mr. Murray served as President and CEO. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997. Mr. Murray is on the board of directors of the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Chairman of the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE).

Kevin A. Neveu of Calgary, Alberta, Canada was appointed Chief Executive Officer and a director of Precision Drilling Corporation in August 2007 and became President and Chief Executive Officer in January 2009. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. Over the past 25 years, Mr. Neveu has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary. Mr. Neveu holds a Bachelor of Science degree and is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta. In 2002, Mr. Neveu attended the Advanced Management Program at the Harvard Business School. Mr. Neveu serves on the boards of RigNet, Inc., Houston, Texas, and Bonanza Creek Energy Inc. based in Colorado. He is a director of the Heart and Stroke Foundation of Alberta (since 2009) and he was appointed a Member of the board of directors and a Member of the Executive Committee of the International Association of Drilling Contractors, Houston, Texas in January 2010.

Frederick W. Pheasey(3) of Edmonton, Alberta, Canada has been a director of Precision Drilling Corporation since July 2002. Mr. Pheasey founded Dreco Energy Services Ltd., a company which designs and manufactures drilling rigs and components and downhole tools. In 1997, Dreco and its subsidiaries were merged into National Oilwell, Inc. (now National Oilwell Varco, Inc.), a company that designs and manufactures systems and components used in oil and gas drilling and production. Mr. Pheasey became Executive Vice President of National Oilwell, Inc. following the merger and continued in that position until 2004. He was a director of National Oilwell, Inc. from 1997 to 2005 and continues to be a director and employee of Dreco Energy Services Ltd. In 1999, Mr. Pheasey was made a honorary member of the Canadian Association of Oilwell Drilling Contractors. In 2002, he was inducted into the Canadian Petroleum Hall of Fame. Mr. Pheasey served on the leadership committee of the City of Edmonton’s Committee to End Homelessness and on the Housing Subcommittee in 2008.

Robert L. Phillips, CD(2)(3)(4) of Vancouver, British Columbia, Canada has been a director of Precision Drilling Corporation since May 2004 and was appointed as Chairman of the Board of Directors in August 2007. Mr. Phillips is an experienced senior corporate executive having most recently been the President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd. Mr. Phillips has served on the boards of publicly-traded and private corporations for more than 20 years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations. Mr. Phillips is an active private investor. He is a graduate chemical engineer and also practiced corporate and securities law for over 15 years.

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Executive Officers of the Corporation

Kevin A. Neveu is President and Chief Executive Officer. See information regarding Directors of Precision set forth above.

Joanne L. Alexander of Calgary, Alberta, Canada is Senior Vice President, General Counsel and Corporate Secretary since February 2012, was Vice President, General Counsel and Corporate Secretary since 2009 and Vice President and General Counsel since 2008. From 2007 to 2008, Ms. Alexander was General Counsel of Marathon Oil Canada Corporation and in 2007, she was General Counsel of Western Oil Sands Inc. Ms. Alexander was General Manager of Stakeholder Engagement & Regulatory Affairs at ConocoPhillips Canada Ltd. in 2006 and Vice President of Legal and Regulatory Affairs at Burlington Resources Canada Ltd. from 2000 to 2006.

Niels Espeland of Dubai, United Arab Emirates is President of International Operations since 2011. From 2007 to 2011, Mr. Espeland was Group Vice President, Drilling for Weatherford International and from 2001 to 2007 was Managing Director, Middle East and Africa for KCA Deutag.

Douglas B. Evasiuk of Houston, Texas, U.S.A. is Senior Vice President, Sales and Marketing – North America since February 2012. Prior to that, Mr. Evasiuk was Vice President, Sales and Marketing – North America since February 2011 and Vice President, Sales and Marketing from 1999 to 2011.

Kenneth J. Haddad of Houston, Texas, U.S.A. is Senior Vice President of Business Development since February 2012 and Vice President of Business Development since 2008. Prior to that, Mr. Haddad was a Director of Mergers & Acquisitions at Halliburton Company from 2002 to 2008.

Robert J. McNally of Calgary, Alberta, Canada is Executive Vice President and Chief Financial Officer and was appointed to that position in 2010. Prior to that appointment, Mr. McNally served as investment Principal at Kenda Capital from 2007 to 2010, except for a period during 2008 when he served as Chief Executive Officer of Dalbo Holdings. He also served as Executive Vice President of Finance and Operations and a member of the board of directors of Warrior Energy Services Corporation in 2006.

Darren J. Ruhr of Calgary, Alberta, Canada is Senior Vice President of Corporate Services since January 2012 and Vice President of Corporate Services since 2009. Prior to that, Mr. Ruhr was Vice President of Corporate Services & Corporate Secretary from 2005 to 2009.

Gene C. Stahl of Houston, Texas, U.S.A. is President of Drilling Operations since 2008. Prior to that, Mr. Stahl was President and Chief Operating Officer from 2005 to 2008.

Douglas J. Strong of Calgary, Alberta, Canada is President of Completion and Production Services since 2010. Previously, Mr. Strong was Chief Financial Officer from 2005 to 2010.

Notes:

(1)	Each director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or directors vacate their office.

(2) Member of the Audit Committee.

(3) Member of the Human Resources and Compensation Committee.

(4) Member of the Corporate Governance, Nominating and Risk Committee.

(5) Mr. Pheasey will not be standing for re-election as a director at the next annual meeting.

As at March 1, 2012, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or controlled or directed over 1,287,199 Common Shares, or approximately 0.5% of the issued and outstanding Common Shares, which aggregate number includes a total of 334,319 Common Shares credited to the accounts of non-management directors pursuant to a deferred share unit plan approved by Shareholders on May 11, 2011.

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CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders

To the knowledge of the Corporation, no director or executive officer of Precision, is as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director, executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Corporate Bankruptcies

To the knowledge of the Corporation, except as set forth herein, no director, executive officer or controlling securityholder of the Corporation, as applicable, is, as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

At the request of the shareholders and with the consent of the majority of creditors, Mr. Robert J.S. Gibson became the sole director of 358427 Alberta Ltd. (“358427”) in 1995. 358427 was insolvent at the time of Mr. Robert J.S. Gibson’s appointment as director. Mr. Robert J.S. Gibson managed the liquidation of the assets of 358427 with the general consent of the creditors of 358427. In order to resolve a dispute relating to certain assets of 358427, a bankruptcy petition was filed with the consent of all interested parties. The dispute was subsequently resolved in 2005 by negotiation between the parties.

Mr. Robert J.S. Gibson was a member of the board of directors of International Utility Structures Inc. (“IUSI”) from February 1994 until November 2003. In August 2003, IUSI was unable to make a scheduled interest payment on its senior subordinated notes and was declared in default of its debt obligations. IUSI obtained an order from the Court of Queen’s Bench of Alberta in October 2003 under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) for the purpose of restructuring its affairs in an orderly manner. A Chief Restructuring Officer was appointed for IUSI which proceeded to restructure IUSI’s business and affairs under CCAA protection.

Mr. Pheasey was a member of the board of directors of Global Dewatering Ltd. (“GDL”), the general partner of Global Dewatering Limited Partnership No. 1 (“GDLP”), as well as the largest unsecured and secured creditor of GDL and GDLP, when a trustee was appointed of the business of GDL and GDLP under the Bankruptcy and Insolvency Act (Canada) in order to maximize the recovery from work in progress and sell the business conducted by GDLP as a going concern. The trustee operated the business of GDLP from July 23, 2003 to August 10, 2003, following which the assets and operations of GDLP were turned over to a receiver-manager appointed by Mr. Pheasey as secured creditor.

Mr. Murray was a director of Rancher Energy Corp. (“Rancher”) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher has announced that it will be operating its business as “debtor-in-possession” under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code, as it attempts to resolve its liquidity problems and develop a reorganization plan.

Personal Bankruptcies

To the knowledge of the Corporation, no director, executive officer or controlling securityholder of Precision has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

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Penalties or Sanctions

To the knowledge of the Corporation, no director, executive officer or controlling securityholder of the Corporation, as applicable, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter (the “Audit Committee Charter”) of Precision is set forth in Appendix 1 of this Annual Information Form.

Composition of the Audit Committee

The Audit Committee of Precision currently consists of Patrick M. Murray (Chairman), Robert L. Phillips, Allen R. Hagerman, Robert J.S. Gibson and William T. Donovan. The Audit Committee is a standing committee appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision. Each member of the Audit Committee is independent and none have received, directly or indirectly, any compensation from Precision other than for services as a member of the Board of Directors and its committees. All members of the Audit Committee are “financially literate” (as that term is defined in National Instrument 52-110 – Audit Committees). In addition, the Board of Directors has determined that each of Messrs. Murray, Hagerman and Donovan qualify as “audit committee financial experts” (as that term is defined in the United States Sarbanes-Oxley Act of 2002).

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the retired Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.S. degree in Accounting in 1964 from Seton Hall University and an MBA in 1973. Mr. Murray has been a member of Precision’s Audit Committee since April 2003. Robert L. Phillips’ experience includes executive level positions at several corporations and board membership on several public corporations including membership on a number of audit committees. Mr. Phillips received a B.Sc. in Chemical Engineering in 1971 and a LLB in 1976 from the University of Alberta. Mr. Phillips was appointed to the Audit Committee in December 2008. Allen R. Hagerman is the Executive Vice President, Canadian Oil Sands Limited and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 to 2007. Mr. Hagerman received a B. Comm. from the University of Alberta in 1973, his Chartered Accountant designation in 1975 and his FCA designation in 1996 from the Institute of Chartered Accountants of Alberta. Mr. Hagerman also received an MBA from the Harvard School of Business in 1977 and his ICD.D designation from the ICD Corporate Governance College in 2005. Mr. Hagerman was appointed to the Audit Committee in May 2007. Robert J. S. Gibson is the President of Stuart & Company Limited and has been a member of the Audit Committee since June 1997. William T. Donovan is the Chairman of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin, was a director of Grey Wolf from 1997 until the date of the Grey Wolf Acquisition and was the Chief Financial Officer of Christina Companies, Inc. prior to February 1999. Mr. Donovan has a B.S. degree (1974) and an MBA (1976) from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.

Pre-approval Policies and Procedures

Under the Audit Committee Charter, the Audit Committee is required to approve the terms of the engagement and the compensation to be paid to the external auditor of the Corporation. In addition, the Audit Committee is required to review and pre-approve all permitted non-audit services to be provided to the Corporation or any affiliated entities by the external auditors or any of their affiliates subject to any de minimus exception allowed by applicable law.

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The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by Precision’s external auditor commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the external auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, Precision’s management will, in conjunction with the Corporation’s external auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to Precision by the external auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the external auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee’s regular meetings, the Audit Committee is to be provided with an update as to the status of services pre-approved since the prior regular meeting.

Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or its delegate.

Audit Fees

The following table provides information about fees billed to Precision and its affiliates for professional services rendered by KPMG LLP, Precision’s external auditor, during fiscal 2011 and 2010:

	Years ended December 31,
Stated in thousands of Canadian dollars	2011	2010
Audit fees	$ 1,943	$ 2,038
Audit-related fees	–	–
Tax fees	361	528
All other fees	36	178
Total	$ 2,340	$ 2,744

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Precision’s financial statements and are not reported as audit fees. There were no such fees incurred in 2011 or 2010.

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2011 and 2010, the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Precision and its subsidiaries, expatriate tax compliance matters and general tax advice.

Other fees consist of services provided for translation of financial information to French.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings to which the Corporation is a party or in respect of which any of the Corporation’s properties are subject, nor are there any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of the directors and executive officers of Precision, as applicable, any Shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or is reasonably expected to materially affect the Corporation.

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TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of the Common Shares. In the United States, the co-transfer agent for the Corporation is Computershare Trust Company NA located in Golden, Colorado.

MATERIAL CONTRACTS

The only material contracts entered into by Precision during or after the most recently completed financial year, or before the most recently completed financial year that are still in effect, other than contracts during the ordinary course of business, are as follows:

The Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture, the 2021 Note Indenture and the Registration Rights Agreement.

See “Description of Capital Structure – Material Debt”.

Copies of the material agreements described above, other than the Secured Facility, have been filed by the Corporation on SEDAR and EDGAR and are available at www.sedar.com and EDGAR at www.sec.gov, respectively.

INTERESTS OF EXPERTS

KPMG LLP, Chartered Accountants, is the external auditor of the Corporation and has prepared an opinion with respect to the Corporation’s consolidated financial statements as at and for the year ended December 31, 2011. In connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2011, the auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the United States Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2011, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial and accounting officer of Precision. Based upon that evaluation, the principal executive officer and the principal financial and accounting officer of Precision have concluded that as of December 31, 2011, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and is accumulated and communicated to the Corporation’s management, including the principal executive officer and principal financial and accounting officer of Precision, to allow timely decisions regarding required disclosure.

It should be noted that while Precision’s principal executive officer and principal financial and accounting officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

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Under the supervision and with the participation of management, including the principal executive officer and principal financial and accounting officer, Precision conducted an evaluation of the design and effectiveness of its internal control over financial reporting as of the end of the fiscal year based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that, as of December 31, 2011, the Corporation did maintain effective internal control over financial reporting.

During the fiscal year ended December 31, 2011, there were no changes in the Corporation’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2011 forms part of the Corporation’s 2011 Annual Report and is incorporated by reference in this Annual Information Form. Management’s Discussion and Analysis appears on pages 2 to 43 of the 2011 Annual Report.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained without charge, on the Corporation’s website at www. precisiondrilling.com or by request to the Senior Vice President, General Counsel and Corporate Secretary, at the office of the Corporation at 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1G1; by email at corporatesecretary@ precisiondrilling.com; by telephone at (403) 716-4500; and by facsimile at (403) 264-0251.

Additional information, including information regarding Precision’s directors’ and officers’ remuneration, will be contained in the Management Information Circular of the Corporation provided for the Annual Meeting of Shareholders to be held on May 9, 2012, and filed on SEDAR. Additional financial information is provided in the Corporation’s annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2011 contained in the Annual Report. Copies of such documents may be obtained in the manner set forth above.

RISK FACTORS

An investment in the Common Shares is subject to certain risks. Investors should carefully review and consider the risks described below and all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.

Precision’s operations are dependent on the price of oil and natural gas.

Precision sells its services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate and European Brent crude oil can fluctuate. As in all markets, when supply, demand and other market factors change, so can the spreads between benchmarks. Natural gas is most economically transported in its gaseous state via pipeline, and its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business.

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Worldwide military, political and economic events, including sovereign debt concerns in Europe, lower expectations for global economic growth or initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries, for instance, may affect both the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, United States and Canadian natural gas storage levels and other factors beyond Precision’s control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision’s services and could have a material adverse effect on Precision’s revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honor Precision’s drilling contracts which could affect Precision’s ability to realize upon the anticipated revenues which support its capital expenditure program and new build rig deliveries. Additionally, lower oil and natural gas prices, oilfield services demand and rig utilization could affect the fair market value of Precision’s rig fleet, which in turn could trigger a write down for accounting purposes. There can be no assurance that the future level of demand for Precision’s services or future conditions in the oil and natural gas and oilfield services industries will not decline.

Precision’s accounts receivable are with customers involved in the oil and natural gas industry, whose revenues may be impacted by fluctuations in commodity prices. The collection of receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

The intense price competition and cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability.

The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Precision believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling contractor to select. Precision believes other factors are also important. Among those factors are: the drilling capabilities and condition of drilling rigs; the quality of service and experience of rig crews; the safety record of the contractor and the particular drilling rig; the offering of ancillary services; the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and the mobility and efficiency of rigs.

The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition in the industry and often result in rigs being idle. There are numerous contract drilling competitors in each of the markets in which Precision competes. In all of those markets, an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services is better in a region where Precision operates, Precision’s competitors might respond by moving in suitable drilling rigs from other regions, by reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market area from any source could rapidly intensify competition and make any improvement in the demand for Precision’s drilling rigs short-lived, which could in turn have a material adverse effect on Precision’s revenues, cash flows and earnings.

Precision’s business results and the strength of its financial position are affected by its ability to strategically manage its capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. A failure by Precision to effectively manage its capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services could have a material adverse effect on Precision’s revenues, operations and financial condition.

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New capital expenditures in the contract drilling industry expose Precision’s business to the risk of oversupply of equipment.

Periods of high demand often promote increased capital expenditures on oilfield service equipment, including drilling rigs. The number of drilling rigs competing for work in the market areas where Precision operates has increased due to the entry into those markets of newly-built or upgraded rigs, including as a result of Precision’s capital expenditure program. Precision expects that more of these newer rigs will continue to enter market areas where Precision operates. As a result of the relatively long life span of oilfield service equipment and the waiting period between the time a decision is made to upgrade or build new equipment and the time such equipment is placed into service, the supply of drilling rigs in the industry may exceed actual demand. Excess supply as result of industry-wide capital expenditures could lead to reduced demand for term drilling contracts and Precision’s equipment and services. Furthermore, the addition of these drilling rigs has and could continue to intensify price competition and could possibly lead to a decrease in rates in the oilfield services industry generally and decreased utilization of existing rigs. The materialization of the above factors would have an adverse effect on Precision’s revenues, cash flows, earnings and asset valuation.

Any difficulty Precision experiences retaining, replacing or adding personnel could adversely affect Precision’s business.

Precision may not be able to find enough skilled labor to meet its needs, which could limit growth. Precision may also have problems finding enough skilled and unskilled laborers in the future if demand for Precision’s services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases as a result of overall stronger demand for land drilling services and as new and refurbished rigs are brought into service by Precision and its competitors. Increased demand typically leads to wage rate increases which may or may not be reflected by service rate increases.

Other factors may also inhibit Precision’s ability to find enough workers to meet employment needs. The work currently performed by Precision’s employees requires skilled workers who can perform physically demanding work. As a result of volatility in oil and natural gas activity and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with Precision’s. Precision believes that success is dependent upon the ability to continue to employ and retain skilled technical personnel and qualified rig personnel. Precision’s inability to employ or retain skilled technical personnel and qualified rig personnel generally could have a material adverse effect on its operations.

Precision’s ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate its field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels. Within Precision, the most experienced employees are retained during periods of low utilization by having them fill lower level positions on field crews. Many of Precision’s businesses experience manpower shortages in peak operating periods. These shortages are likely to be further exacerbated by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.

There are certain risks associated with Precision’s dependence on third-party suppliers.

Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs, including for new build rigs announced as part of Precision’s capital expenditure program. See “Three Year History – 2011 – Capital Expenditures and Rig Fleet Upgrades”. While Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance, Precision may be subject to cost increases, delays in delivery due to the high activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. If current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services Precision requires as part of its businesses, including the construction of new build drilling rigs, any resulting delays by Precision in the provision of services to customers may have a material adverse effect on Precision’s revenues, cash flows and earnings.

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Poor safety performance could lead to a decline in the demand for Precision’s services.

Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements and health and safety legislation. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Deterioration in Precision’s safety performance could result in a decline in the demand for services and could have a material adverse effect on Precision’s revenues, cash flows and earnings.

Precision is subject to various environmental, health and safety laws, rules, legislation and guidelines which can impose material liability or greater costs on Precision’s business or lead to a decline in the demand for Precision’s services.

Precision’s operations are subject to numerous laws, regulations and guidelines relating to the protection of the environment and of health and safety, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision’s operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. Additionally, Precision’s land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose Precision to additional operating costs and liabilities for noncompliance with applicable laws. Some environmental laws and regulations may impose strict, and in certain cases joint and several, liability, which means that in some situations Precision could be exposed to liability as a result of conduct that was lawful at the time it occurred or conduct of, or conditions caused by, prior operators or other third parties, including any such liability related to any offsite treatment or disposal facility. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.

The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision’s services. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations or treaties concerning climate change or greenhouse gas emissions may have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on Precision. Additionally, governments in Canada and the United States are reviewing more stringent regulation or restriction of hydraulic fracturing, a technology used by certain of Precision’s customers which involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production, which could negatively impact the exploration of unconventional energy resources which are not commercially viable without the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where Precision operates. There can be no assurance of the outcome of these developments, their effect on the regulatory landscape and the contract drilling industry, or that additional governmental organizations will not in the future choose to review and seek to pass legislation in respect of hydraulic fracturing.

While Precision maintains liability insurance, including insurance for certain environmental claims, the insurance is subject to coverage limits and certain of Precision’s policies exclude coverage for damages resulting from environmental contamination. Precision cannot assure that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by its insurance, or that the dollar amount of such liabilities will not exceed Precision’s policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision’s business, results of operations and prospects.

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Business in Precision’s industry is seasonal and highly variable.

In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to the imposition of the road bans. The timing and length of road bans is dependent upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise be unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.

There are risks and uncertainties associated with international operations which could negatively affect Precision’s business.

Precision conducts a portion of its business outside of Canada and the United States, in areas such as Mexico and the Kingdom of Saudi Arabia. In addition, Precision’s growth plans contemplate establishing operations in additional foreign countries, including countries where the political and economic systems may be less stable than those in Canada or the United States. Precision’s international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to: uncertain political and economic environments; the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, war, terrorist threats, civil insurrection and geopolitical and other political risks; fluctuations in foreign currency and exchange controls; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; and changes in laws and policies governing operations of foreign-based companies. If a dispute arises out of Precision’s international operations, Precision may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the United States.

Government-owned petroleum companies located in some of the countries in which Precision operates, or may choose to operate in the future, may have policies, or may be subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, Precision may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries which may expose to Precision to certain counterparty risks, including the failure of such local nationals to satisfy contractual obligations or comply with laws of local or international application to Precision.

In the international markets in which Precision operates, it is subject to various laws and regulations that govern the operation and taxation of its businesses and the import and export of its equipment from country to country, the imposition, application and interpretation of which could prove to be uncertain or subject to change. Since Precision derives a portion of its revenues from subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. Precision has organized its foreign operations, in part, based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While Precision believes that such assumptions are reasonable, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, Precision could suffer adverse tax and financial consequences.

Additionally, while Precision has developed policies and procedures designed to achieve compliance with applicable international laws, Precision could be exposed to potential claims, economic sanctions or other restrictions for alleged or actual violations of international laws in connection with its international operations, including anti-corruption and trading sanctions legislation. The Canadian government, the United States Department of Justice, the United States Securities and Exchange Commission, the United States Office of Foreign Assets Control and other agencies and authorities have

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a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including, but not limited to, injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs.

While the impact of the foregoing factors cannot be accurately predicted, if any of the risks materialize, they could have a material adverse effect on Precision’s reputation, business, financial condition, results of operations and cash flows.

New technology could reduce demand for certain rigs or place Precision at a disadvantage versus competitors.

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that meet customer demand is critical to its continued success. Precision cannot assure that its rig technology will continue to meet demands, especially as rigs age and technology advances, or that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.

There are risks associated with turnkey drilling operations which could adversely affect Precision’s business.

Precision derives a portion of its revenues from turnkey drilling contracts and expects that turnkey drilling will continue to represent a part of Precision’s service offering. Under a typical turnkey drilling contract, Precision would agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. As part of this arrangement, Precision would typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells. Precision would use subcontractors for related services. In the typical turnkey drilling arrangement, Precision would not receive progress payments and would be entitled to be paid by the customer only after the terms of the drilling contract have been performed in full. In addition, difficulties are encountered from time to time on wells being drilled under turnkey contracts and unanticipated costs may be incurred, not all of which have been or may be covered by insurance. For these reasons, the risk under turnkey drilling contracts is substantially greater than for wells drilled on a daywork basis, because under such contracts Precision must assume most of the risks associated with drilling operations that are generally assumed by the customer under a daywork contract. The occurrence of operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on Precision’s financial position and results of operations.

Business acquisitions entail numerous risks and may disrupt Precision’s business or distract management attention from operating Precision’s business.

Precision contemplates that, as part of its business strategy, it will continue to consider and evaluate acquisitions of, or significant investments in, businesses and assets that are complementary to Precision. Any acquisition that Precision completes could have a material adverse effect on its operating results, its financial condition and/or the price of its securities. Acquisitions involve numerous risks, including: unanticipated costs and liabilities; difficulty of integrating the operations and assets of the acquired business; the ability to properly access and maintain an effective internal control environment over an acquired company in order to comply with public reporting requirements; potential loss of key employees and customers of the acquired companies; and an increase in Precision’s expenses and working capital requirements.

Precision may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a burden on Precision’s results of operations and financial condition. Precision will also be required to meet certain conditions in order to borrow money to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from Precision’s day-to-day operations and the development of new business opportunities. Even if Precision is successful in integrating future acquisitions into its operations, Precision may not derive the benefits, such as operational or administrative synergies, that it expects from such acquisitions, which may result in the commitment of its capital resources without the expected returns on such capital. In addition, Precision may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

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Precision’s operations face many risks of interruption and casualty losses.

Precision’s operations are subject to many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, damaged or lost equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others and damage to producing or potentially productive oil and natural gas formations through which Precision drills. Generally, drilling and service rig contracts provide for the division of responsibilities between a drilling or service rig company and the customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. Precision also seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic. This is of particular concern in the wake of significant events such as terrorist attacks in the United States, severe hurricane damage and well blowout damage in the United States Gulf Coast region, all of which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals, Precision may choose to increase its self insurance retentions, and thus assume a greater degree of risk, in order to reduce costs associated with increased insurance premiums.

Precision’s business is affected by governmental regulations and policies.

Certain activities conducted by Precision are affected by factors that are beyond Precision’s control or influence. Precision’s operations are directly affected by fluctuations in exploration, development and production activity carried on by Precision’s customers which, in turn, are dictated by numerous factors, including economic conditions, global energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada, United States and other markets in which Precision operates or may choose to operate in the future. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows and earnings.

Precision could face negative tax consequences for previous transactions.

The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount owed, with estimated interest but without penalties, could be up to $58 million.

Precision will require sufficient cash flows to service and repay its indebtedness.

Precision will require sufficient cash flows in the future in order to service and repay its indebtedness. Precision’s ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond its control. In addition, Precision’s ability to borrow funds in the future to service its debt, if necessary, will depend on covenants in the Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture, the 2021 Note Indenture and other debt agreements Precision enters into in the future. Future borrowings may not be available to Precision under the Secured Facility or from the capital markets in amounts sufficient to enable Precision to pay its obligations as they mature or to fund other liquidity requirements. If Precision is not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable it to service and repay its indebtedness, Precision will need to refinance its indebtedness or be in default under the agreements governing its indebtedness and could be

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forced to reduce or delay investments and capital expenditures or to dispose of material assets. Such refinancing or alternative measures may not be available on favorable terms or at all. The inability to service, repay and/or refinance our indebtedness could negatively impact Precision’s financial condition and results of operations.

In addition, Precision conducts a substantial portion of its operations through subsidiaries, certain of which will not be guarantors of its indebtedness. The assets and operations of the non-guarantor subsidiaries are not material and such subsidiaries do not have any obligation to pay amounts due on the indebtedness or to make funds available for that purpose. Accordingly, repayment of indebtedness by Precision is dependent on the generation of cash flow by its guarantor subsidiaries and their ability to make such cash available to Precision, by dividend, debt repayment or otherwise. Precision’s guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to enable Precision to make payments in respect of its indebtedness. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Precision’s ability to obtain cash from its subsidiaries. While the agreements governing certain of Precision’s existing indebtedness will limit the ability of its subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Precision, these limitations are subject to qualifications and exceptions. In the event that Precision does not receive distributions from its guarantor subsidiaries, it may be unable to make required principal and interest payments on its indebtedness which could materially and adversely affect Precision’s financial position and results of operations.

The Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture and the 2021 Note Indenture contain restrictive covenants.

The Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture and the 2021 Note Indenture contain a number of covenants that, among other things, restrict Precision’s and certain of its subsidiaries’ ability to conduct certain activities. In addition, under the Secured Facility, Precision will be required to satisfy and maintain certain financial ratio tests. See “Description of Capital Structure – Material Debt”. Precision’s ability to meet such tests could be affected by events beyond its control, and Precision may not be able to meet such tests. A breach of any of these covenants could result in a default under the Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture or the 2021 Note Indenture. Upon the occurrence of an event of default under the Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture or the 2021 Note Indenture, the applicable lenders or note holders could elect to declare all amounts outstanding under the Secured Facility, the 2020 Note Indenture, the 2019 Note Indenture or the 2021 Note Indenture, as the case may be, to be immediately due and payable and terminate all commitments to extend further credit.

A successful challenge by the tax authorities of the expenses deducted by Precision or its subsidiaries could negatively affect the value of the Common Shares.

There can be no assurance that taxation authorities will agree with the classification of expenses claimed by Precision or its subsidiaries or that the taxation authorities will not seek to challenge the amount of interest expense deducted. If the taxation authorities successfully challenge the classification or deductibility of any such expenses, the return to Shareholders may be adversely affected.

Precision has retained liabilities as a consequence of prior reorganizations.

Precision, the successor entity to amalgamations involving its predecessor companies and the Arrangement, has retained all liabilities of its predecessor companies, including liabilities relating to corporate and income tax matters.

There are risks associated with increased capital expenditures.

The timing and amount of capital expenditures incurred by Precision will directly affect the amount of cash available to Precision. The cost of equipment generally escalates as a result of, among other things, high input costs in periods of high demand for oilfield service equipment, including Precision’s drilling rigs. Precision cannot assure that it will be able to recover higher capital costs through rate increases to Precision’s customers.

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The loss of key management personnel could reduce Precision’s competitiveness and prospects for future success.

The future success and growth of Precision is dependent, in part, upon the expertise and experience of its key management personnel. No assurance can be provided that Precision will be able to retain key management personnel and the loss of such persons could have a material adverse effect on Precision’s operations and financial condition.

The results of Precision’s assessment of goodwill and/or capital assets for impairment may result in a non-cash charge against Precision’s consolidated net income.

Precision is required to assess its goodwill balance for impairment at least annually. It is also required to assess its capital assets balance for impairment when certain internal and external factors may indicate the necessity for further analysis. Any impairment write down to goodwill or capital assets would result in a non-cash charge against net earnings and any such charge could be material.

The calculation of any impairment is subject to management estimates and assumptions. Factors that may be considered in such a calculation include, but are not limited to, declines in Precision’s share price and market capitalization, reduced future cash flow and earnings estimates, significantly reduced or depressed markets in the industry in which Precision and its subsidiaries operate and general economic conditions.

Precision’s operations are subject to foreign exchange risk, which could cause results to fluctuate significantly from period to period.

Precision’s United States and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar, principally in United States dollars and currencies which are pegged to the United States dollar. As a result, Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in currency exchange rates.

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Translation into Canadian Dollars. For the purpose of preparing Precision’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease Precision’s foreign currency-denominated net assets on consolidation which would increase or decrease, as applicable, shareholders’ equity. As well, changes in currency exchange rates will affect the translation of the revenue and expenses of Precision’s United States and international operations and will result in lower or higher net earnings than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the United States dollar, the Canadian dollar equivalent of net earnings from international operations will be negatively impacted.

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Transaction Exposure. Precision has long-term debt denominated in United States dollars. Precision has designated its United States dollar denominated unsecured senior notes as a hedge against the net asset position of its United States operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens versus the United States dollar, Precision will incur a foreign exchange gain from the translation of this debt. The vast majority of Precision’s international operations are transacted in United States dollars or United States dollar-pegged currencies. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in United States dollars for its Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on Precision’s financial results.

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Precision may be unable to obtain access to additional financing.

Precision may find it necessary in the future to obtain additional debt or equity financing to support ongoing operations, to undertake capital expenditures, to repay existing or future indebtedness (including the Secured Facility, the 2020 Notes, the 2019 Notes and the 2021 Notes) or to undertake acquisitions or other business combination transactions. Continued or future volatility or uncertainty in the credit markets may increase costs associated with issuing debt and Precision cannot assure that additional financing will be available to it when needed or on terms acceptable or favorable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit growth and may have a material adverse effect on Precision’s revenues, cash flows and profitability.

Conditions in the credit markets in the future may adversely affect business.

The ability to make scheduled debt repayments, to refinance debt obligations or access financing depends on the financial condition and operating performance of Precision, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. Continued or future volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect Precision’s, or third parties it seeks to do business with, ability to access those markets. Precision may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

In addition, should there be continued or future volatility or uncertainty in the capital markets, access to financing may be uncertain, which may have an adverse effect on the industry in which Precision operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including Precision, in the event they are unable to access the capital markets to fund their business operations.

Sales of additional Common Shares could negatively affect the value of the Common Shares.

Precision may issue additional Common Shares in the future to fund the requirements of Precision and other entities now or hereafter owned directly or indirectly by Precision. Such additional Common Shares may be issued without the approval of Shareholders. Shareholders have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Common Shares. See “Description of Capital Structure – Description of Common Shares”.

The price of Common Shares may experience volatility.

The price of Common Shares may be volatile. Some of the factors that could affect the price of the Common Shares are increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community and speculation in the press or investment community about Precision’s financial condition or results of operations. General market conditions and Canadian, United States or international economic factors and political events unrelated to the performance of Precision may also affect the price of Common Shares. For these reasons, investors should not rely on past trends in the price of Trust Units or Common Shares to predict the future price of Common Shares or Precision’s financial results.

Asset valuation variability could negatively affect the value of the Common Shares.

The net asset value of the assets of Precision from time to time will vary depending upon factors which are beyond the control of Precision. The trading price of the Common Shares also fluctuates due to factors beyond the control of Precision and such trading prices may be greater or less than the net asset value of Precision assets.

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Precision expects to maintain its status as a “foreign private issuer” in the United States and thus will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer,” Precision is exempt from certain rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Precision’s directors, officers and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, Precision is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act, nor is Precision generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information concerning Precision publicly available than there is for United States public companies and such information may not be provided as promptly. In addition, Precision is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with IFRS, which differs in some respects from United States GAAP.

Precision may become a passive foreign investment company (“PFIC”), which could result in adverse United States tax consequences to United States investors.

Management does not believe that Precision is, or will be treated as, a PFIC for United States tax purposes. Since PFIC status is determined on an annual basis and will depend on the composition of Precision’s income and assets from time to time, it is possible that Precision could be considered a PFIC in 2011 or a future taxable year. Such characterization could result in adverse United States tax consequences to a United States investor. In particular, a United States investor would be subject to United States federal income tax at ordinary income rates, plus a possible interest charge, in respect of any gain derived from a disposition of the Common Shares, as well as certain distributions by Precision. In addition, a step-up in the tax basis of the Common Shares would not be available upon the death of an individual holder.

If an investor acquires 10% or more of the Common Shares it may be subject to taxation under the CFC rules.

Under certain circumstances, a United States person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a controlled foreign corporation (“CFC”) (generally, a foreign corporation in which 10% United States shareholders own more than 50% of the voting power or value of the stock of such foreign corporation) for an uninterrupted period of 30 days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for United States federal income tax purposes its pro rata share of certain income of the CFC even if such share is not distributed to such person. Precision is not presently a CFC, but this could change in the future.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING

INFORMATION AND STATEMENTS

This Annual Information Form contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of Precision’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking information and statements are included throughout this Annual Information Form include, but are not limited to, statements with respect to: performance of the oil and natural gas industry, including oil and natural gas commodity prices; the supply and demand for oil and natural gas; demand for Precision’s equipment and services; the prospective impact of current or anticipated regulatory regimes and tax, environmental and other laws; the impact of climatic conditions; competition in markets where Precision competes; the amount of potential tax liabilities; Precision’s future growth potential; and the obsolescence of Tier 3 rigs in North American markets over the next five years.

All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

These and other risk factors are discussed in this Annual Information Form, the Corporation’s Annual Report and Form 40-F on file with the Canadian securities commissions and the SEC and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively. Except as required by law, the Corporation disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

The forward-looking information and statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

“Precision Drilling Corporation” is a registered trademark of Precision Drilling Corporation in Canada. “Precision Drilling” and “PD logo and design” are registered trademarks of Precision Drilling Corporation in Canada and the United States. “Grey Wolf” is a registered trademark of Precision Drilling Corporation in the United States. “Super Series” is a registered trademark of Precision Drilling Corporation in Canada and is pending in the United States. “Super Single” and “Super Triple” are registered trademarks of Precision Drilling Corporation in Canada and are pending in the United States. “High Performance, High Value” is a registered trademark of Precision Drilling Corporation in Canada and is pending in the United States. Precision owns the trademarks, service marks and trade names that it uses in connection with its business. For convenience, the trademarks, service marks and trade names referred to in this Annual Information Form or the documents incorporated by reference herein may be listed without the ®, SM and TM symbols, but such references are not intended to indicate in any way that Precision will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and trade names.

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APPENDIX 1

AUDIT COMMITTEE

CHARTER

1. General

The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (the “Corporation”). The Committee is a standing committee of the Board of Directors of the Corporation (the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to the Securities Act (Alberta) and the United States Securities Exchange Act of 1934 for issuers listed on the New York Stock Exchange (the “NYSE”).

2. Purpose

The Committee shall have responsibility for ensuring the Corporation has developed and maintains appropriate systems for financial reporting. The Committee shall oversee:

▪	the integrity of financial reporting to the Shareholders and the investment community;

▪	the integrity of the financial reporting process, including the internal and external audit process;

▪	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;

▪	the external auditor’s qualifications and independence;

▪	Audit Services’ reporting protocol and independence;

▪	the integrity of the system of internal accounting and financial reporting controls implemented by Management;

▪	the work and performance of the Corporation’s financial management, Audit Services function and its external auditor; and

▪	any other matter specifically delegated to the Committee by the Board of Directors.

3. Committee Responsibilities

The Committee shall in respect of operations of the Committee:

Governance:

▪	annually establish a set of objectives for the Committee for the respective calendar year, with such objectives to be reviewed and evaluated by the Committee on a quarterly basis;

▪

meet in in-camera at each regularly scheduled meeting with President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, External Auditor, Audit Services and an in-camera session;

▪	meet in separate non-management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate;

▪	review annually its own performance;

▪	review annually the continuing education efforts undertaken by the members of the Committee during the preceding year;

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Oversight:

▪

review the interim and annual earnings releases, financial statements of the Corporation and related notes and management’s discussion and analysis (“MD&A”) and make recommendations to the Board of Directors for their approval;

▪

be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to above, and periodically assess the adequacy of those procedures;

▪

review and discuss with Management and the external auditor, as applicable, (a) all critical accounting policies and practices to be used in the annual audit, (b) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (c) analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item; (d) any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and Management; (e) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with Management or restrictions on the scope of the external auditor’s activities or on access to requested information and Management’s response thereto; (f) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures; (g) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation; (h) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation; and (i) the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

▪

reviewing earnings press releases (paying particular attention to any use of “pro forma” or “adjusted” “non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies, it being understood that such review may in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made);

▪

review any legal matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

▪	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

▪	review the interim review findings report of the external auditor before the release of interim financial statements of the Corporation;

▪

in coordination with the Corporate Governance, Nominating and Risk Committee’s oversight of risk, review and discuss with Management the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies such as financial derivatives and hedging activities;

▪	discuss with Management and the external auditors any accounting adjustments that were noted or proposed by the external auditors or Audit Services but were not adopted (as immaterial or otherwise);

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▪

review the adequacy and effectiveness of the Corporation’s internal accounting and financial controls based on recommendations from Management, Audit Services and the external auditor for the improvement of accounting practices and internal controls;

▪

establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Joint Code of Business Conduct and Ethics;

▪	review with Management, Audit Services and external auditors any significant complaints received;

▪

review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;

▪

if requested by the Board of Directors, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation’s internal controls;

▪	review and oversee the Corporation’s Forward Looking Statement Register as maintained by the Disclosure Committee of the Corporation;

▪	cause to be prepared any report required by law, regulations or stock exchange requirement to be included in the Corporation’s periodic reports;

Dealing with Auditors:

▪	approve the terms of the external auditor’s engagement letter and the compensation to be paid by the Corporation to the external auditor;

▪

review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

▪

be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit or review services for the Corporation, including the resolution of disagreements between Management and Audit Services or the external auditor regarding financial reporting or the application of any accounting principles or practices;

▪	require the external auditor and Audit Services department to report directly to the Committee;

▪

provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor.

▪

pre-approve all permitted non-audit services to the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated members of the Committee the authority to pre-approve non-audit services, however any non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee at its first scheduled meeting following such pre-approval;

▪	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;

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▪

review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

▪

annually request and review a report from the external auditor regarding (a) the external auditor’s quality-control procedures, (b) any material issues raised by the most recent quality-control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;

▪

evaluate the qualifications and performance of the external auditor, review and approve hiring policies for partners, employees or former employees of the external auditor and make recommendations to the Board of Directors as to the appointment or reappointment of the external auditor to be proposed for approval by the Shareholders;

▪

review the independence of the external auditor, annually request and review a written report from the external auditor respecting its independence, including a list of all relationships between the external auditor and the Corporation, and consider applicable auditor independence standards;

▪

ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external auditor firm itself;

▪

review the results of the annual external audit, including the audit report to the Corporation’s Shareholders and any other reports prepared by the external auditors and the informal reporting from the external auditor on accounting systems and internal controls, including Management’s response;

▪	review annually the administrative reporting protocol for the head of Audit Services, as well as the performance and compensation for the Audit Services team;

▪	review and approve the annual Audit Services’ internal audit plan and all major changes to the plan, the internal auditing budget and staffing ;

▪	consider and review the following issues with Management and the head of the Audit Services group:

–	significant findings of the Audit Services group as well as Management’s response to them;

–	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

–	the Audit Services Charter; and

–	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;

▪	approve the appointment, replacement or dismissal of the head of the Audit Services group; and

▪	direct the head of the Audit Services group to review any specific areas the Committee deems necessary.

Insurance

▪	review annually the Corporation’s insurance programs and pension plans, not including the Directors and Officers insurance program;

The Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

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Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of the Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

4. Committee Structure and Authority

(a) Composition

The Committee shall consist of no fewer than three members, at least 25 percent of whom must be resident Canadians. Each member of the Committee shall be “independent” under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

Each member of the Committee must be “financially literate” as such term is interpreted by the Board of Directors in its business judgment in light of, and in accordance with, the applicable requirements or guidelines. At least one of the members of the Committee must also have “accounting or related management financial expertise” as such term is defined from time to time under the applicable requirements or guidelines.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

(b) Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors, and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation. The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors or Canadian residency requirements are not met. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office and minimum Canadian residency requirements are met. Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next annual meeting of the shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

(c) Quorum

A majority of the Committee with at least 25 percent resident Canadians, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

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(d) Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives. The Committee will approve the form of disclosure of this Charter.

(e) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(f) Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g) Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description for the Audit Committee Chair”.

(h) Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(i) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(j) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

(k) Attendance of Others at Meetings

The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

(l) Outside Experts and Advisors

The Committee may retain any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation’s expense, in order to permit the Committee to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective as of October, 2011.

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